Duncan Gibson Joins FNX Mining Board

TORONTO, ONTARIO- December 11, 2003: FNX Mining Company Inc. (FNX-TSX/AMEX) is pleased to announce that Duncan Gibson has joined the Company's Board of Directors, effective December 9, 2003. Mr. Gibson has recently retired as Vice Chairman TD Bank Financial Group. His career at TD included senior executive positions in Commercial Banking, Wealth Management, Operations and Retail Banking in Canada and in Corporate Banking at TD's USA Division.

Mr. Gibson has a Bachelor of Commerce degree from Carleton University and MBA from the University of Western Ontario. He is also the Director of West Fraser Timber Co. Ltd. and Chairman of its Audit Committee.

Terry MacGibbon, President and CEO of FNX Mining, noted that, "FNX will benefit from Duncan's considerable financial expertise and experience. With a growing production profile and two major feasibility studies underway, FNX is poised for rapid growth. The financial issues associated with this growth will become increasingly important going forward. The Board and I welcome Duncan to FNX Mining."

FNX Mining is a nickel, copper, platinum, palladium and gold producer and explorer, operating in Canada's prolific Sudbury Basin mining camp. The Company implemented Phase 1 mining at the McCreedy West Mine this year and has sufficient cash, pending positive feasibility studies at the Levack Mine and the PM Deposit, to implement Phases 2 and 3 Mining in 2004. Feasibility studies are underway to determine the viability of re-opening the Levack Mine and initiating production from the McCreedy West PM Deposit. FNX and its Sudbury Joint Venture partner are completing 2003's $24.5 million exploration program and have recently exercised the option to earn a 100% mineral rights interest in the five Sudbury Area properties.

For further information, please contact:

Terry MacGibbon, President and CEO
Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,
FNX Website - www.fnxmining.com